# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CompoSecure, Inc., CIK 0001823144
CUSIP: 20459V105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 309 Pierce Street, Somerset, New Jersey (NJ), 08873
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-006277
Filed by CIK 0001606477

## Reporting persons
- TIKVAH MANAGEMENT LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,295,423; sole dispositive power 0; shared dispositive power 4,295,423; aggregate amount beneficially owned 4,295,423 (4.2% of the class)
- SIMCAH MANAGEMENT LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,295,423; sole dispositive power 0; shared dispositive power 4,295,423; aggregate amount beneficially owned 4,295,423 (4.2% of the class)
- THE EZRAH CHARITABLE TRUST: type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,815,388; sole dispositive power 0; shared dispositive power 2,815,388; aggregate amount beneficially owned 2,815,388 (2.8% of the class)
- DAVID COHEN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,295,423; sole dispositive power 0; shared dispositive power 4,295,423; aggregate amount beneficially owned 4,295,423 (4.2% of the class)

## Item 1. Issuer
Name of issuer: CompoSecure, Inc.
Address of issuer's principal executive offices: 309 Pierce Street, Somerset, NJ, 08873

## Item 2. Person Filing
Name of person filing:
Tikvah Management LLC
Simcah Management LLC
The Ezrah Charitable Trust
David Cohen
Address of principal business office or, if none, residence:
Tikvah Management LLC
5970 Fairview Road, Suite 705
Charlotte, North Carolina 28210

Simcah Management LLC
5970 Fairview Road, Suite 705
Charlotte, North Carolina 28210

The Ezrah Charitable Trust
5970 Fairview Road, Suite 705
Charlotte, North Carolina 28210

David Cohen
C/O Tikvah Management LLC
5970 Fairview Road, Suite 705
Charlotte, North Carolina 28210
Citizenship:
Tikvah Management LLC - Delaware
Simcah Management LLC - Delaware
The Ezrah Charitable Trust - Other - North Carolina
David Cohen - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Tikvah Management LLC - 4,295,423
Simcah Management LLC - 4,295,423
The Ezrah Charitable Trust - 2,815,388
David Cohen - 4,295,423
Percent of class:
Tikvah Management LLC - 4.2%
Simcah Management LLC - 4.2%
The Ezrah Charitable Trust - 2.8%
David Cohen - 4.2%
Sole power to vote or to direct the vote:
Tikvah Management LLC - 0
Simcah Management LLC - 0
The Ezrah Charitable Trust - 0
David Cohen - 0
Shared power to vote or to direct the vote:
Tikvah Management LLC - 4,295,423
Simcah Management LLC - 4,295,423
The Ezrah Charitable Trust - 2,815,388
David Cohen - 4,295,423
Sole power to dispose or to direct the disposition:
Tikvah Management LLC - 0
Simcah Management LLC - 0
The Ezrah Charitable Trust - 0
David Cohen - 0
Shared power to dispose or to direct the disposition:
Tikvah Management LLC - 4,295,423
Simcah Management LLC - 4,295,423
The Ezrah Charitable Trust - 2,815,388
David Cohen - 4,295,423

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All securities reported in this Schedule 13G are owned by advisory clients of Tikvah Management LLC or by David Cohen.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

## Signatures
- TIKVAH MANAGEMENT LLC: /s/ David Cohen, David Cohen, Managing Member (02/12/2025)
- SIMCAH MANAGEMENT LLC: /s/ David Cohen, David Cohen, Managing Member (02/12/2025)
- THE EZRAH CHARITABLE TRUST: /s/ David Cohen, David Cohen, Trustee (02/12/2025)
- DAVID COHEN: /s/ David Cohen, David Cohen (02/12/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.